Yatsen Holding Limited

Building No. 35, Art Port International Creation Center

No. 2519 Xingang East Road, Haizhu District

Guangzhou 510330

People’s Republic of China

August 3, 2023

VIA EDGAR

Mr. Jimmy McNamara

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 26, 2023
File No. 001-39703

Dear Mr. McNamara and Mr. Mew:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 168

1.
We note your statement that you reviewed the Company’s register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Yatsen Holding Limited

August 3, 2023

In connection with the required submission under paragraphs (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members and the Schedule 13Gs and the amendments thereto, other than (1) Slumdunk Holding Limited and Yellow Bee Limited (collectively, the "Entities Affiliated with Jinfeng Huang”) and Mr. Jinfeng Huang ("Mr. Huang"), (2) HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. (collectively, the “Hillhouse Entities”), (3) Zhen Partners Fund IV, L.P., Zhen Partners Management (MTGP) IV, L.P., Zhen Partners Management (TTGP) IV, Ltd., Zhen Advisors Ltd., Zhen International Ltd., Success Origin Limited, Rosy Glow Holdings Limited, Best Belief PTC Limited and Mr. Xu Xiaoping, (collectively, the “ZhenFund Entities”) and (4) Banyan Partners III Ltd., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. (collectively, the “Banyan Partners Entities”), no shareholder owned more than 5% of the Company’s total outstanding ordinary shares as of February 28, 2023, assuming the shareholdings of Hillhouse Entities, ZhenFund Entities and Banyan Partners Entities had not changed since their respective Schedule 13G/A filings. Based on the review of the public filings, as of February 28, 2023:

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Entities Affiliated with Jinfeng Huang and Mr. Huang beneficially owned 24.9% of the Company’s total outstanding ordinary shares and 86.8% of the Company’s aggregate voting power. Slumdunk Holding Limited is wholly-owned by Mr. Huang. It owns all voting shares of Yellow Bee Limited and Mr. Huang is the sole director of Yellow Bee Limited. Based on the questionnaire completed by Mr. Huang as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, Mr. Huang’s beneficial ownership has not changed since February 14, 2022.
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Through the funds they managed, the Hillhouse Entities beneficially owned 11.1% of the Company’s total outstanding ordinary shares and 2.0% of the Company’s aggregate voting power, assuming the shareholding of Hillhouse Entities has not changed since February 14, 2023. The Hillhouse Entities are under common control and share certain policies, personnel and resources. Each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. is a private company incorporated in Cayman Islands.
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ZhenFund Entities beneficially owned 8.3% of the Company’s total outstanding ordinary shares and 1.5% of the Company’s aggregate voting power, assuming the shareholding of ZhenFund Entities has not changed since February 14, 2023. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisor Ltd. is wholly owned by Zhen International Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust,

Yatsen Holding Limited

August 3, 2023

holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over the Class A ordinary shares held by Zhen Partners Fund IV, L.P., Zhen Advisors Ltd. and Success Origin Limited. Each of Zhen Partners Fund IV, L.P., Zhen Advisors Ltd., Zhen Partners Management (MTGP) IV, L.P. and Zhen Partners Management (TTGP) IV, Ltd. is a private company incorporated in Cayman Islands. Each of Zhen International Ltd., Success Origin Limited and Best Belief PTC Limited is a private company incorporated in British Virgin Islands. Rosy Glow Holdings Limited is a private company incorporated in Seychelles.
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Banyan Partners Entities beneficially owned 6.9% of the Company’s total outstanding ordinary shares and 1.2% of the Company’s aggregate voting power, assuming the shareholding of Banyan Partners Entities has not changed since February 13, 2023. Banyan Partners III Ltd. is the general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. Each of Banyan Partners III Ltd., Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is a private company incorporated in the Cayman Islands.

The foregoing publicly disclosed facts, coupled with the fact that none of the member of the Company’s board of directors was an official of the Chinese Communist Party as of the date of the 2022 Form 20-F to the Company’s knowledge (as elaborated in the Company’s response to Comment #2), support the Company’s belief that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company’s wholly owned WFOE, Guangzhou Yatsen Global Co., Ltd., is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and the obligation to absorb losses or the right to receive the economic benefits of the VIE that could be significant to the VIE. The shareholders of Huizhi Weimei (Guangzhou) Trading Co., Ltd., the VIE, are Mr. Huang and Huiyue (Guangzhou) Trading Limited Partnership, whose partners are (i) Mr. Yuwen Chen ("Mr. Chen") and Mr. Jianhua Lyu, both of whom are natural persons and (ii) Yuemei (Guangzhou) Trading Co., Ltd., a PRC company in which Mr. Huang holds 90% equity interest and the remaining 10% equity interest is held by a natural person. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, the record holders of its ordinary shares included: (i) Deutsche Bank Trust Company Americas; (ii) Entities Affiliated with Jinfeng Huang, Hillhouse Entities, ZhenFund Entities and Banyan Partners Entities; (iii) certain trusts established for the benefit of the Company’s employees, officers and directors, which beneficially owned ordinary shares in the aggregate amount of 4.6% of the Company’s total outstanding ordinary shares as of February 28, 2023; (iv) certain institutional investors that beneficially owned ordinary shares in the aggregate

Yatsen Holding Limited

August 3, 2023

amount of less than 1% of the Company’s total outstanding ordinary shares as of February 28, 2023; (v) Maybe Cat Holding Limited, a British Virgin Islands company wholly owned by Mr. Chen; and (vi) the Company.

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Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands.
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In terms of the Entities Affiliated with Jinfeng Huang, Hillhouse Entities, ZhenFund Entities and Banyan Partners Entities, based on the foregoing analysis, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands.
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The Company confirms that it is not aware of any governmental entity in the Cayman Islands owning shares of any of the trusts established for the benefits of the Company’s employees, officers and directors.
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Based on the Schedule 13G/A jointly filed by Maybe Cat Holding Limited and Mr. Chen, as of February 28, 2023, Maybe Cat Holding Limited and Mr. Chen beneficially owned 3.0% of the Company’s total outstanding ordinary shares and 0.5% of the Company’s aggregate voting power, assuming the shareholdings of Maybe Cat Holding Limited and Mr. Chen have not changed since February 14, 2023.

Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

Based on the foregoing, the Company believes it is reasonable and sufficient to rely on register of members and Schedule 13G filings and the amendments thereto, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Yatsen Holding Limited

August 3, 2023

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Yatsen Holding Limited is an official of the Chinese Communist Party.

In addition, the Company requires the directors of the Company’s VIE or other consolidated operating entities to provide their background information, including party affiliation or membership, during their respective onboarding process. Based on such information and to the best of the Company’s knowledge, each of the directors of the Company’s VIE or other consolidated operating entities is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.
Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
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With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company confirms that it has disclosed the percentage of the shares of Yatsen Holding Limited or the shares of its consolidated operating entities owned by governmental entities in each applicable foreign jurisdictions to its knowledge in the 2022 20-F. The Company further submits that the jurisdictions in which the Company’s material consolidated foreign operating entities, including its material subsidiaries, are incorporated include Hong Kong, the British Virgin Islands, Singapore and mainland China. The Company holds 100% equity interests in such material consolidated operating entities except for Eve Lom Limited, Skintech Global Holding Limited, Yalenic Global Holding Pte. Ltd. and the VIE, Huizhi Weimei (Guangzhou) Trading Co., Ltd., as well as their respective subsidiaries. Based on public information and to the Company’s knowledge, as of the date of the 2022 20-F:

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The Company held 90.01% equity interest in Eve Lom Limited, which held 100% equity interest in Space Brands (HK) Limited and its operating subsidiaries, and the rest was held by Space NK Group LLC, an entity incorporated in Delaware,

Yatsen Holding Limited

August 3, 2023

USA and controlled by Manzanita Capital UK LLP, a limited liability partnership;
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The Company held 90% equity interest in Skintech Global Holding Limited, which held 100% equity interest in Dskin (HK) Limited and its operating subsidiaries, and the rest was held by Wclinic Biotechnology Corporation, a subsidiary of Dr. Wu Skincare Co., Ltd. (Stock Code: 6523), a public company incorporated in Taiwan, which, based on its public filings, is not owned or controlled by a governmental entity of the British Virgin Islands;
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The Company held 90% equity interest in Yalenic Global Holding Pte. Ltd., which held 100% equity interest in Galenic (Shanghai) Trading Co., Ltd. and its operating subsidiaries, and the rest was held by Pierre Fabre Dermo-Cosmetique SAS, an entity incorporated in France and controlled by Foundation Pierre Fabre, which is a public-interest foundation.
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As discussed in the response to Comment #1 above, the shareholders of the Company’s VIE were all natural persons or entities whose shareholders or partners were natural persons.

Therefore, to the Company’s knowledge, no governmental entities in Hong Kong, the British Virgin Islands, Singapore or mainland China own shares of the Company’s material consolidated foreign operating entities.

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With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the foregoing analysis in Comments #1 and #3, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association (or equivalent organizing documents) of the Company and its material consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms without qualification that the articles of the Company and of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 20 8730 7310 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Donghao Yang
Donghao Yang

Chief Financial Officer

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors,
Yatsen Holding Limited
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
William Lam, Partner, PricewaterhouseCoopers Zhong Tian LLP